PicoCELA Inc.

November 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention:	Eiko Yaoita Pyles
Kevin Stertzel
Bradley Ecker
Jennifer Angelini

Re:	PicoCELA Inc. Registration Statement on Form F-1 Filed on October 31, 2024 File No. 333-282931

Dear Sir or Madam:

PicoCELA Inc. (the “Company,” “we,” or “us”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 12, 2024, regarding its Registration Statement on Form F-1 filed on October 31, 2024. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An amended Registration Statement on Form F-1 (“Amended Registration Statement”) is being filed to accompany this response letter.

Registration Statement on Form F-1 filed October 31, 2024

General

1.	We note you are registering shares for both a primary and a secondary resale offering. Please revise both prospectuses to address the following:

● Briefly describe the resale offering, including the number of Shareholder ADSs, on the cover page of the primary prospectus;

● Include an explanatory note following the prospectus cover that describes both offerings, including any differences in timing and pricing;

● Revise page 8 of the summary, which currently describes only the primary offering, to also describe the resale offering and number of Shareholder ADSs;

● Include the Shareholder ADSs in the number of ADSs to be outstanding following the offering, or advise as to why you believe it is appropriate to exclude these;

● Revise page alt-1 to refer to ADSs, rather than Common Shares or Resale Shares, as the securities being offered, or advise; and

● Revise disclosure on page alt-3 that (emphasis added), “The Selling Shareholders will not offer for sale the Shareholder ADSs covered by the Resale Prospectus at the initial public offering price of the Public Offering ADSs until such time as the ADSs are listed on Nasdaq,” for consistency with cover page disclosure indicating the Shareholder ADSs will be offered at the fixed initial public offering price until listing.

Response: In response to the Staff’s comment, we have revised our disclosures on the cover page of the primary prospectus, the explanatory note, and pages 8, alt-1, and alt-3 of the Amended Registration Statement accordingly.

Risk Factors

We are dependent on patents licensed from Kyushu University, page 19

2.	We note your revisions in response to our prior comment 10. Please further revise your disclosure to specifically address the material risks if your license agreement with Kyushu University is not renewed past its current expiration date of March 31, 2025. Discuss the potential impact on your operations and financial condition and results of operations in the event of non-renewal. Additionally disclose, here or elsewhere as appropriate, whether you have received a termination notice pursuant to Article 19 of the license and, if not, whether the current expiration date will be extended by three years to March 31, 2028, subject to other termination provisions.

Response: In response to the Staff’s comment, we have revised our disclosures on pages 19 and 68 of the Amended Registration Statement to specially address the material risks if our license agreement with Kyushu University is not renewed past its current expiration date of March 31, 2025 and discuss the potential impact on our operations and financial condition and results of operations in the event of non-renewal. We have revised our disclosures on pages 19 and 68 of the Amended Registration Statement to disclose we have not received a termination notice pursuant to Article 19 of the license and the current expiration date will be extended by three years to March 31, 2028, subject to other termination provisions.

Capitalization, page 34

3.	The total number of Common Shares issued and outstanding on an as adjusted basis of 22,933,860 shares presented in the capitalization table, appears to exclude the 2,000,000 shares expected to be issued in this offering. Please revise accordingly.

Response: In response to the Staff’s comment, we have revised our disclosures on page 34 of the Amended Registration Statement accordingly.

Related Party Transactions, page 78

4.	We note your response to our prior comment 11 and reissue. Please update this section to additionally reflect information as of the date of the document. Refer to Item 4(a) of Form F-1 and Item 7.B of Form 20-F.

Response: In response to the Staff’s comment, we have revised our disclosures on page 78 of the Amended Registration Statement to additionally reflect information as of the date of the document.

Shares Eligible for Future Sale, page 99

5.	We note disclosure that each of your 1% shareholders has agreed to enter into a lockup agreement, which appears inconsistent with disclosure elsewhere indicating that Spirit Advisors has been granted a warrant to purchase 3% of your shares, which are not subject to lock up; please revise to reconcile. We further note disclosure that, “We are not aware of any plans by any significant shareholders to dispose of significant numbers of our Common Shares or the ADSs.” Please revise as appropriate to reflect the resale offering of Shareholder ADSs.

Response: In response to the Staff’s comment, we have revised our disclosures on page 99 of the Amended Registration Statement to explain that the lock-up does not apply to the Common Shares to be issued pursuant to a warrant to be issued to Spirit Advisors at the time of listing. We also revised the disclosures on page 99 of the Amended Registration Statement to reflect the resale offering of Shareholder ADSs.

* * * * * * * * * * *

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its review of the foregoing. If you have further comments, please do not hesitate to forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Hiroshi Furukawa
Hiroshi Furukawa
Chief Executive Officer of the Company

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC